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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 23)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000


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     This Amendment No. 23 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


Item 7.   Certain Negotiations and Transactions by the Subject Company.

     Item 7, paragraph (a-b) is hereby supplemented and amended by adding the following:

          The Company announced on July 12, 1999 that it has signed a definitive agreement under which an indirect wholly-owned subsidiary of RHI AG, a corporation organized under the laws of Austria ("RHI"), will make a cash tender offer to purchase all outstanding shares of Common Stock for $13 per share. The tender offer will commence no later than Friday, July 16, 1999. The completion of the tender offer is conditioned on at least a majority of the outstanding shares of Common Stock having been tendered and not withdrawn, RHI's obtaining definitive financing arrangements and regulatory and other customary conditions. The definitive agreement also provides that, following completion of the tender offer, the indirect wholly-owned subsidiary of RHI will merge with and into the Company. When such merger becomes effective, each outstanding share of the Company will be converted into the right to receive $13 in cash and the Company will become a wholly-owned subsidiary of RHI. The press release containing the announcement is filed as Exhibit 36 hereto and is incorporated herein by reference.

Item 8.   Additional Information to be Furnished.

     Item 8(a) is hereby supplemented and amended by adding the following:

          On July 9, 1999, the Company amended its Rights Agreement, dated as of October 31, 1995, as amended (the "Rights Agreement"), between the Company and The Bank of New York, a New York banking corporation (the "Rights Agent"), by adoption of the Sixth Amendment to Rights Agreement, dated as of July 9, 1999 (the "Sixth Amendment"). The Rights Agreement was filed by the Company as an exhibit to Form 8-B on October 31, 1995. The capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Rights Agreement. The Sixth Amendment amends various provisions of the Rights Agreement to provide, among
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     other things, that (i) neither Parent nor Purchaser, nor any of their affiliates or associates, shall be deemed to be an Acquiring Person as a result of the transactions contemplated by the Merger Agreement being approved or becoming effective, (ii) a Distribution Date shall not occur by reason of the approval or execution of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement and
     (iii) if the Merger Agreement is terminated for any reason in accordance with its terms or otherwise, (a) the exclusion of Parent and Purchaser from the designation as an Acquiring Person and (b) the preclusion of the transactions contemplated by the Merger Agreement from causing the occurrence of a Distribution Date shall cease to be effective as of the date of such termination.

          The foregoing description is qualified in its entirety by reference to the Sixth Amendment which is attached as Exhibit 37 hereto and is incorporated herein by reference.

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby supplemented and amended by adding the following:

     Exhibit 36  --  Text of press release dated July 12, 1999.

     Exhibit 37  --  Sixth Amendment to Rights Agreement, dated as of July 9,
                     1999, between the Company and the Rights Agent.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                         By:      /s/ Jeanette H. Quay
                            --------------------------------------------------
                         Name:  Jeanette H. Quay
                         Title: Vice President, General Counsel and Secretary


Dated: July 12 , 1999
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                                  Exhibit List


     Exhibit 36  - -  Text of press release dated July 12, 1999.

     Exhibit 37  --   Sixth Amendment to Rights Agreement, dated as of July 9,
                      1999, between the Company and the Rights Agent.